

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 8, 2017

Via E-mail
Mr. John T. Hayes
Chief Financial Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

> **Re: Urstadt Biddle Properties Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2016**
> **Filed January 13, 2017**
> **File No. 001-12803**

Dear Mr. Hayes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities